UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China
Tel: +86 10 5370 9902

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation and Appointment of Independent Directors

Mr. David Wei Tang, an independent director of Akso Health Group (the “Company”), chairman of the audit committee of the board of directors of the Company (the “Board”), member of the compensation committee and nominating & corporate governance committee of the Board, notified the Company of his resignation as a director for personal reasons, effective June 7, 2022. Mr. Tang’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on June 7, 2022, the board of directors of the Company appointed Mr. Stephen P. Brown, a current independent director of the Board, as chairman of the audit committee of the Board, member of the compensation committee and nominating & corporate governance committee of the Board.

Effective on June 7, 2022, the board of directors of the Company appointed Mr. Gerald (Jerry) T. Neal as a new independent director of the Board, chairman of the compensation committee of the Board, member of the audit committee and nominating & corporate governance committee of the Board. The biographical information of Mr. Neal is set forth below.

Mr. Neal, has served as president of EightyEight Commodities Co since May 2011. From August 2005 to April 2011, he was vice president of Guangyi Group Inc. From August 1973 to August 2005, Mr. Neal served in various positions including personnel manager, safety & environmental manager, operations manager and worldwide sales manager at E.I. Dupont de Nemours Inc. Mr. Neal earned a Bachelor’s degree from University of Georgia in 1973.

Mr. Neal does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Neal also entered into a director offer letter (the “Offer Letter”) with the Company which establishes other terms and conditions governing his service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Director Offer Letter, dated June 7, 2022, by and between Gerald (Jerry) T. Neal and Akso Health Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Zhang Rui (Kerrie)
Name: Zhang Rui (Kerrie)
Title: Chief Financial Officer

Date: June 10, 2022